Commission File Number

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

March 19, 2004

Valentia Telecommunications
eircom Funding
eircom Group plc
(formerly known as Valentia Holdings Limited)
 eircom Limited
(Translation of registrant's name into English)

114 St. Stephen's Green West,
Dublin 2
Ireland
Tel: (+353) 1 701 5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐        No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number

On March 19, 2004, eircom Group plc issued a press release, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated the date hereof.

Commission File Number

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
Name: Dr. Philip Nolan
Date: March 19, 2004	Title: Chief Executive Officer

Commission File Number

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
Name: Dr. Philip Nolan
Date: March 19, 2004	Title: Chief Executive Officer

Commission File Number

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Group plc (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
Name: Dr. Philip Nolan
Date: March 19, 2004	Title: Chief Executive Officer

Commission File Number

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)
	By:	/s/ DR. PHILIP NOLAN (Signature)
Name: Dr. Philip Nolan
Date: March 19, 2004	Title: Chief Executive Officer